Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

GREAT AMERICAN INSURANCE COMPANY,

GAIC ALLOY, INC.

and

NATIONAL INTERSTATE CORPORATION

Dated as of July 25, 2016

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	2
Acquisition Proposal	2
Action	2
Adverse Company Recommendation	35
Affiliates	2
Agreement	1
Articles of Incorporation	7
Benefit Plan	2
Book-Entry Shares	10
Business Day	3
Certificate of Merger	7
Certificates	9
Chosen Court	46
Closing	7
Closing Date	7
Code	3
Code of Regulations	7
Common Share	1
Company	1
Company Board	1
Company Disclosure Schedule	13
Company Insurance Subsidiaries	3
Company IP	19
Company Meeting Date	32
Company Recommendation	16
Company Restricted Share Award	12, 13, 14
Company SAP Statements	21
Company Shareholders’ Meeting	32
Company Subsidiaries	15
Continuing Employees	39
Contract	3
Control	3
Covered Person	37
Dissenting Shares	8
EDGAR	3
Effective Time	7
Environmental Law	3
ERISA	2
Exchange Act	3
Exchange Fund	9
Excluded Shares	8
GAAP	3
Governmental Entity	3
Intellectual Property	3

Intervening Event	4
Judgment	4
Knowledge	4
Law	4
Leased Real Property	25
Liabilities	4
Lien	4
Material Adverse Effect	4
Maximum Premium	38
Merger	1
Merger Consideration	8
Merger Sub	1
OGCL	7
Ohio Law	1
Outside Date	43
Owned Real Property	25
Parent	1
Parent Directors	40
Parent Expenses	44
Party	5
Paying Agent	9
Permits	19
Permitted Liens	5
Person	5
Proxy Statement	31
Public Shareholders	5
Purchasers	1
Quarterly Dividend	29, 40
Representatives	33
Required Shareholder Vote	15
SAP	5
Schedule 13E-3	32
SEC	5
SEC Documents	17
Securities Act	6
Software	6
Special Committee	1
Special Committee Financial Advisor	16
Special Dividend	40
Specified Shareholders	1
Subsidiary	6
Superior Proposal	6
Surviving Corporation	7
Tax	6
Tax Return	6
Termination Fee	44

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2016 (this “Agreement”), by and among Great American Insurance Company, an Ohio corporation (“Parent”), GAIC Alloy, Inc., an Ohio corporation (“Merger Sub” and, together with Parent, “Purchasers”) and National Interstate Corporation, an Ohio corporation (the “Company”).

RECITALS:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company with the Company as the surviving corporation in accordance with the laws of the State of Ohio (“Ohio Law”), upon the terms and subject to the conditions of this Agreement (the “Merger”);

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each common share of the Company, par value $0.01 per share (each, a “Common Share”), other than Excluded Shares and Dissenting Shares, will be converted into the right to receive $32.00 per share in cash, without interest;

WHEREAS, the Company intends to declare and pay the Special Dividend on the Closing Date payable to holders of record of Common Shares as of immediately prior to the Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, Alan R. Spachman (together with certain other Persons, the “Specified Shareholders”) is entering into a voting agreement with the Company and Parent, pursuant to which the Specified Shareholders have agreed, among other things, to vote the Common Shares beneficially owned by them in favor of the adoption of this Agreement and the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) (upon the recommendation of a special committee consisting of certain members of the Company Board not affiliated with Parent (the “Special Committee”)) has unanimously (i) determined that this Agreement and the business combination and related transactions contemplated hereby are fair and in the best interests of the Company and the Public Shareholders, (ii) approved this Agreement at a meeting of the Company Board and (iii) resolved to recommend that the shareholders of the Company approve the adoption of this Agreement and the business combination and related transactions contemplated hereby; and

WHEREAS, the sole shareholder of Parent and the board of directors of Merger Sub each has (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and such companies’ shareholders and (ii) approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1      Definitions.  In this Agreement, unless the context otherwise requires, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making an Acquisition Proposal entered into in accordance with the terms and conditions set forth in Section 5.4, and on terms and conditions customary with respect to transactions of the nature contemplated by such Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from any third party relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) ten percent (10%) or more of the outstanding Common Shares, (ii) ten percent (10%) or more (based on the fair market value thereof) of the assets (including equity securities of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, or (iii) assets or businesses of the Company and the Company Subsidiaries that constitute or generate ten percent (10%) or more of the consolidated revenues or net income of the Company and the Company Subsidiaries, taken as a whole, (b) any tender offer or exchange offer that, if consummated, would result in any third party (other than Parent) owning, directly or indirectly, ten percent (10%) or more of the outstanding Common Shares, (c) any merger, consolidation, amalgamation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Company or any Company Subsidiary, other than, in each case, the transactions contemplated by this Agreement or (d) any other transaction having a similar effect to those described in clauses (a) through (c).

“Action” shall mean any actual or pending action, claim, suit, investigation (other than any ordinary course examination by any Governmental Entity), litigation, administrative action or dispute, arbitration or proceeding by or before any Governmental Entity.

“Affiliates” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, such Person; provided, that (a) Parent and its Affiliates (other than the Company and the Company Subsidiaries) shall not be deemed to be Affiliates of the Company and the Company Subsidiaries and (b) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent and its Affiliates (other than the Company and the Company Subsidiaries) for any purpose hereunder.

“Benefit Plan” means each deferred compensation and each bonus or other incentive compensation, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company

Subsidiaries for the benefit of directors, employees or former employees of the Company or any of the Company Subsidiaries.

“Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in Cincinnati, Ohio are authorized or required by Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Insurance Subsidiaries” means the Company Subsidiaries that conduct the insurance operations of the Company.

 “Contract” means any contract, license, lease, commitment, arrangement, purchase or sale order, undertaking, understanding or other agreement, whether written or oral.

“Control” means the power to direct or cause the direction of management or policies of a Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

“EDGAR” shall mean the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health from exposure to any hazardous substance, natural resource damages or the protection of the environment, including laws relating to the protection of wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, release or threatened release of hazardous substances.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated under such Exchange Act from time to time.

“GAAP” means accounting principles and practices generally accepted in the United States.

“Governmental Entity” means: (a) any federal, state, local, municipal, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature; (b) any self-regulatory organization or (c) any subdivision of any of the foregoing.

“Intellectual Property” means all foreign and domestic: (a) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (b) patents and proprietary inventions and discoveries; (c) confidential and proprietary information, trade secrets and know-how; (d) copyrights, Software and works of authorship in any media; (e) all other intellectual property rights; and (f) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

“Intervening Event” means a material event, change, development, effect, occurrence or state of facts occurring after the date of this Agreement that is not related to the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto.

“Judgment” means any judgment, order, stipulation, determination, award, writ, injunction or decree entered by or with any Governmental Entity.

“Knowledge” means, with respect to the Company, the knowledge of the officers of the Company after reasonable inquiry and, with respect to Parent, the knowledge of the officers of Parent after reasonable inquiry.

“Law” means any state or federal law, statute, common law, ordinance, code, rule, Judgment, directive, Permit, regulation or other requirement having the force of law.

“Liabilities” means any liabilities or obligations of any kind, whether accrued, contingent, known or unknown, absolute, inchoate or otherwise.

“Lien” means any mortgage, pledge, lien, license, charge, restriction, claim, option to purchase, security interest or encumbrance of any nature whatsoever (other than Liens for or with respect to Taxes that are not yet due and payable or delinquent), including any restriction on use, transfer, voting or other exercise of any attributes of ownership.

“Material Adverse Effect” means any change, development, effect, circumstance, state of facts or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the operations, business, assets, properties, Liabilities or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, that the term “Material Adverse Effect” shall not include any such effect relating to or arising from (a) changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations, (b) the occurrence, escalation, outbreak or worsening of any war, acts of terrorism or military conflicts in the United States or other countries in which the Company conducts material operations, (c) changes in the economic, business, financial or regulatory environment generally affecting the industries in which the Company and its Subsidiaries operate, (d) changes in any applicable Laws or applicable accounting regulations (including GAAP or SAP), (e) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (f) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure to the extent not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (g) the announcement of the execution of this Agreement and the transactions contemplated hereby, including the initiation or continuation of litigation by any Person with respect to or related to the subject matter of this Agreement, or the identity of Parent or the Company’s or its Subsidiaries’ compliance with the covenants set forth herein (provided, that the impact of any actual breach of Contract caused by the consummation of the transactions contemplated by this Agreement shall not be disregarded when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur), or (h) any action taken or not taken by the Company or any Company Subsidiary, in each case which is expressly required or prohibited by this Agreement (provided, that this clause (h) shall not apply with respect to any action taken pursuant to the requirement that the Company and the Company Subsidiaries conduct their business in all material respects in the ordinary course of business consistent with past practice); provided, however, that, with respect to clauses (a) through (d), effects resulting from any change, development, effect, circumstance, state of facts or event that has had or would reasonably be expected to have a disproportionate adverse effect on the Company or any Company Subsidiary compared to other companies operating in the industries in which the Company or its Subsidiaries operate will be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

“Party” means each party to this Agreement.

“Permitted Liens” means (a) any Liens for taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) Liens that do not, individually or in the aggregate, materially impair the continued use or operation of the property to which they relate or the conduct of the business of the Company and the Company Subsidiaries as conducted on the date of this Agreement, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business and which is not yet due and payable or which is being contested in good faith and by appropriate proceedings and (f) immaterial easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current title report or other similar report.

“Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Public Shareholders” means all of the holders of outstanding Common Shares, excluding Parent and its Affiliates.

“SAP” means accounting practices required or permitted by applicable insurance Governmental Entities.

“SEC” means the U.S. Securities and Exchange Commission, and any successor or replacement entity.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated under such Securities Act from time to time.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code and (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than fifty percent (50%) of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person (or, in the case of a partnership, limited liability company or other similar entity, control of the general partnership, managing member or similar interests); provided, that the Company and the Company Subsidiaries shall not be deemed to be Subsidiaries of Parent or Parent for any purpose hereunder.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal (except that references to “ten percent (10%) or more” in the definition of such term will be deemed for purposes of this definition of Superior Proposal to be references to “fifty percent (50%) or more”) made in writing and not solicited in violation of Section 5.4 that the Company Board or the Special Committee has determined in its good faith judgment (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal (including any conditions relating to financing, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition), and (b) if consummated, would result in a transaction more favorable to the Public Shareholders from a financial point of view (including the effect of any termination fee or provision relating to the reimbursement of expenses) than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.4(e) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

“Tax” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duties, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, estimated, real property, personal property, windfall profits, occupation, premium, social security (or similar), workers compensation, transfer, registration, alternative or other tax, duty, fee or assessment of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amount and any interest in respect of such penalties and additions and including any amount payable pursuant to an obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, claim for refund, and declaration of estimated Tax.

ARTICLE II

THE MERGER

Section 2.1      The Merger
.  At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Ohio General Corporation Law (the “OGCL”), Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”).  The Merger will have the effects as provided by the OGCL.

Section 2.2      Effective Time
.  As soon as practicable on the Closing Date, Merger Sub and the Company will file with the Ohio Secretary of State the certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the OGCL.  The Merger will become effective at such time as the Certificate of Merger is duly filed with the Ohio Secretary of State, or at such other time as is permissible in accordance with the OGCL and as the Parties may agree, as specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.3      Closing.  Unless otherwise agreed by the Parties in writing, the closing of the Merger (the “Closing”) will take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) of the conditions (other than conditions that by their nature are to be satisfied at the Closing but subject to such conditions being satisfied) provided in Article VI (the date of the Closing, the “Closing Date”).

Section 2.4      Articles of Incorporation; Code of Regulations; Directors and Officers.  At the Effective Time:

(a)
subject to Section 5.9(a), the fourth amended and restated articles of incorporation of the Company shall be amended in the Merger to read the same as the articles of incorporation of Merger Sub in effect immediately prior to the Effective Time, and as so amended shall be the articles of incorporation of the Surviving Corporation (the “Articles of Incorporation”), until thereafter amended in accordance with its terms and as provided by the OGCL;

(b)
subject to Section 5.9(a), the amended and restated code of regulations of the Company shall be amended in the Merger to read the same as the code of regulations of Merger Sub in effect immediately prior to the Effective Time, and as so amended shall be the code of regulations of the Surviving Corporation (the “Code of Regulations”), until thereafter amended in accordance with its terms and as provided by the OGCL;

(c)
the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation following the Merger until the earlier of (i) their death, resignation or removal or (ii) such time as their respective successors are duly elected or appointed as provided in the Articles of Incorporation or Code of Regulations; and

(d)
the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of (i) their death, resignation or removal or (ii) such time as their respective successors are duly appointed as provided in the Articles of Incorporation or Code of Regulations.

Section 2.5      Effect of Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any equity interests of the Company or Merger Sub, as applicable:

(a)
each common share, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) common share, par value $0.01 per share, of the Surviving Corporation;

(b)	subject to Section 2.6:

(i)
each Common Share that is issued and outstanding immediately prior to the Effective Time (other than Common Shares (A) held by Merger Sub or Parent or (B) held by the Company in treasury or any wholly owned Company Subsidiary (collectively, “Excluded Shares”)) will be converted into the right to receive $32.00 in cash, without interest (the “Merger Consideration”), and, when so converted, will automatically be canceled and will cease to exist, except the right to receive the Merger Consideration, the Special Dividend and any Quarterly Dividend (as defined below) declared for which the record date occurred prior to the Closing but which is not yet paid as of the Closing (to the extent not previously paid), without interest; and

(ii)
each Excluded Share will automatically be canceled and will cease to exist, except the right to receive the Special Dividend and any Quarterly Dividend declared for which the record date occurred prior to the Closing but which is not yet paid as of the Closing (to the extent not previously paid), without interest.

Section 2.6      Dissenting Shares.

(a)
Notwithstanding anything in this Agreement to the contrary, Common Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has complied with all the provisions of the OGCL concerning the right of holders of Common Shares to require payment of the fair cash value of such Common Shares in accordance with Sections 1701.84 and 1701.85 of the OGCL (the “Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but their holder will instead be entitled to such consideration as may be determined to be due to the holder of such Dissenting

Shares pursuant to the procedures set forth in Section 1701.85 of the OGCL; provided, that each holder of a Dissenting Share as of the record date for the Special Dividend and, if applicable, the Quarterly Dividend shall have the right to receive the Special Dividend and, if applicable, Quarterly Dividend, respectively, in respect of such Dissenting Share.

(b)
If a holder of Dissenting Shares withdraws its demand for fair cash value or fails to perfect or otherwise loses its rights as a dissenting shareholder, in any case pursuant to the OGCL, each of such holder’s Common Shares shall thereupon be treated as though such Common Shares had been converted into the right to receive the Merger Consideration, without interest, in accordance with Section 2.5(b) , the Special Dividend and, if applicable, the Quarterly Dividend, and shall no longer be deemed Dissenting Shares hereunder.

(c)	The Company shall give Parent:

(i)
prompt notice of any written demand for appraisal or payment of the fair value of any Common Shares (including copies of any written demands), withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to the OGCL received by the Company; and

(ii)	the right to direct all negotiations and proceedings with respect to such demands.

(d)
The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment of the fair cash value of such Common Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.7      Exchange of Certificates; Payment for Common Shares.

(a)
Prior to the Effective Time, Parent will appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration.  At or prior to the Effective Time, Parent will have deposited, or caused to be deposited, with the Paying Agent, for the benefit of the holders of Common Shares other than Excluded Shares, the aggregate amount of cash payable under Section 2.5(b) (the “Exchange Fund”).

(b)	Common Shares shall be exchanged for the Merger Consideration as set forth in this Section 2.7.

(i)
Promptly after the Effective Time (but no later than five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates, which represented outstanding Common Shares immediately prior to the Effective Time (“Certificates”), and to each holder of uncertificated Common Shares represented by book entry immediately prior to the Effective Time

(“Book-Entry Shares”), in each case, whose shares were converted into the right to receive cash pursuant to Section 2.5(b):

(A)
a letter of transmittal (which will be in customary form and reviewed by the Company prior to the delivery thereof) specifying that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person will pass, only upon delivery of the Certificates or Book-Entry Shares to the Paying Agent; and

(B)	instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, in exchange for the applicable Merger Consideration.

(ii)
Upon surrender to, and acceptance in accordance with Section 2.7(b)(iii) below by, the Paying Agent of a Certificate or of Book-Entry Shares, the holder will be entitled to the amount of cash into which the number of Book-Entry Shares or Common Shares formerly represented by each Certificate surrendered have been converted under this Agreement.

(iii)
Parent shall cause the Paying Agent to accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as Parent may cause the Paying Agent to impose to effect an orderly exchange of the Certificates or Book-Entry Shares in accordance with normal exchange practices.

(iv)
After the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares and if such Certificates or Book-Entry Shares are presented to the Company for transfer, they will be canceled against delivery of the Merger Consideration allocable to the Common Shares represented by such Certificates or Book-Entry Shares.

(v)	No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(vi)
If any Merger Consideration is to be remitted to a name other than that in which the surrendered Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(A)	the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer;

(B)	the Book-Entry Share is properly transferred; and

(C)
the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(vii)
Until surrendered as contemplated by this Section 2.7 and at any time after the Effective Time, each Certificate or Book-Entry Share (other than Dissenting Shares and Excluded Shares) will be deemed to represent only the right to receive upon such surrender the Merger Consideration, the Special Dividend and, if applicable, any Quarterly Dividend declared for which the record date occurred prior to the Closing but which is not yet paid as of the Closing allocable to such Book-Entry Share or the shares represented by such Certificate as contemplated by Section 2.5(b).

(c)
No Further Ownership Rights in Common Shares.  The Merger Consideration, the Special Dividend and any Quarterly Dividend declared for which the record date occurred prior to the Closing but which is not yet paid as of the Closing paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with this Section 2.7 will be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares represented by such Certificates or Book-Entry Shares.

(d)
Termination of Exchange Fund.  Parent shall cause the Paying Agent to deliver to the Surviving Corporation any portion of the Exchange Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the holders of Certificates or Book-Entry Shares upon expiry of the period of six (6) months following the Effective Time.  Any holders of Common Shares prior to the Merger who have not complied with this Section 2.7 prior to such time may look only to the Surviving Corporation for payment of their claim for Merger Consideration to which such holders may be entitled.

(e)
No Liability.  No Party will be liable to any Person in respect of any amount from the Exchange Fund delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(f)
Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, the Paying Agent will issue the Merger Consideration deliverable in respect of, and in exchange for, such lost, stolen or destroyed Certificate, as determined in accordance with this Section 2.7, only upon:

(i)	the making of an affidavit of such loss, theft or destruction by the Person claiming such Certificate to be lost, stolen or destroyed; and

(ii)	if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate; or

(iii)
if required by the Surviving Corporation, the entering into an indemnity agreement by such Person reasonably satisfactory to the Surviving Corporation to indemnify the Surviving Corporation against any claim that may be made against it with respect to such Certificate.

(g)
Withholding Rights.  Purchasers and the Surviving Corporation may deduct and withhold, or may instruct the Paying Agent to deduct and withhold, from the consideration otherwise payable under this Agreement to any holder of Common Shares such amounts as Purchasers, the Surviving Corporation or the Paying Agent is required to deduct and withhold under the Code or any similar provision of state, local or foreign Tax Law with respect to the making of such payment.  Any amounts so deducted and withheld by Purchasers, the Surviving Corporation or the Paying Agent will be treated as having been paid to the holder of the Common Shares in respect of which such deduction and withholding was made for all purposes.

Section 2.8      Treatment of Options and Restricted Common Shares.

(a)
Company Options.  At the Effective Time, each outstanding option to purchase Common Shares granted under the Company’s Long Term Incentive Plan (the “Company Options”), whether or not vested, shall be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the sum of the Merger Consideration and $0.50 over (B) the per share exercise price for such Company Option and (ii) the total number of Common Shares underlying such Company Option, less applicable Taxes required to be withheld.  At the Effective Time, all Company Options, whether vested or unvested, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the cash payment described in the first sentence of this Section 2.8(a).

(b)
Restricted Common Shares.  At the Effective Time, each outstanding award of restricted Common Shares granted under the Company’s Long Term Incentive Plan (the “Company Restricted Share Award”) shall be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Common Shares subject to such Company Restricted Share Award, less applicable Taxes required to be withheld.  At the Effective Time, all Company Restricted Share Awards shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Restricted Share Award shall cease to have any rights with respect thereto, except the right to receive the cash payment described in the first sentence of this Section 2.8(b).  For the avoidance of doubt, each Company Restricted Share Award will be entitled to payment of the Special Dividend and any Quarterly Dividend declared for which the record date occurred prior to the Closing but which is not yet paid as of the Closing pursuant to the terms of the underlying award grant agreement.

(c)
Payment.  All payments under this Section 2.8 with respect to each Company Option and each Company Restricted Share Award shall be made by the Surviving Corporation, without interest, as promptly as reasonably practicable following the Effective Time (and in all events no later than ten (10) Business Days following the Effective Time).

(d)
Corporate Actions.  At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Section 2.8.  In addition, the Company shall take all actions necessary to ensure that from and after the Effective Time, neither Purchasers nor the Surviving Corporation will be required to deliver Common Shares or other capital stock of the Company to any Person pursuant to or in settlement of the Company Options or the Company Restricted Share Awards.

Section 2.9      Adjustments to Merger Consideration.  In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding Common Shares or securities convertible or exchangeable into or exercisable for Common Shares changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the per share Merger Consideration shall be equitably adjusted to reflect such change; provided, that nothing in the foregoing shall permit the Company to take any action which is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule to the extent that the relevance of such item to such other section is reasonably apparent on its face to the Purchasers) or (ii) the SEC Documents made publicly available on EDGAR on or after January 1, 2015 and at least two (2) Business Days prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to the Purchasers as follows:

Section 3.1      Organization and Qualification.

(a)	The Company is a corporation duly organized, validly existing and in good standing under Ohio Law and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Subsidiary is validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b)
The Company and the Company Subsidiaries are qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.2      Capitalization.

(a)
As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 50,000,000 Common Shares and (ii) 10,000,000 preferred shares, without par value.  As of July 22, 2016, there were 19,991,694 Common Shares issued and outstanding, 914,125 Common Shares held in treasury and 0 preferred shares held in treasury.  All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable.  As of the date hereof, no restricted Common Shares have been granted by the Company other than such shares that have vested prior to the date hereof.  As of the date hereof, there are no outstanding options, warrants or other rights of any kind (including preemptive rights) issued or granted by the Company to acquire from the Company any additional shares of capital stock of the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares from the Company, nor is the Company committed to issue any such option, warrant, right or security. Section 3.2(a) of the Company Disclosure Schedule contains a correct and complete list of all outstanding Company Options and Company Restricted Share Awards as of the date hereof, including the holder, date of grant, vesting schedule, number of Common Shares covered by or subject to the award, the Benefit Plan under which the award was granted and, where applicable, the exercise price and term.

(b)
The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c)
As of the date of this Agreement, there were no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities convertible into or exchangeable into capital stock of the Company.  Neither the Company nor any Company Subsidiary is a party to any Contract that (i) obligates the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities convertible into or exchangeable into capital stock of the Company, (ii) related to the voting or transfer of, requires registration of, or grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any capital stock or securities convertible into or exchangeable into capital stock of the Company or (iii) otherwise related to, creates, establishes or defines the terms and conditions of any capital stock or securities convertible into or exchangeable into capital stock of the Company.

(d)	Other than the 2,510,000 Common Shares owned by National Interstate Insurance Company, no Common Shares are owned by any Company Subsidiary.

Section 3.3      Subsidiaries.  Section 3.3(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of (a) all Subsidiaries of the Company (the “Company Subsidiaries”) and (b) the Company’s or the Company Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than (i) securities in a publicly traded company held for investment by the Company or any of the Company Subsidiaries and consisting of less than five percent (5%) of the outstanding capital stock of such company or (ii) any investments held in investment accounts of the Company Insurance Subsidiaries.  All of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and owned free and clear of any Lien.

Section 3.4      Authorization; Approval and Fairness.

(a)
The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, subject only to adoption of this Agreement by the affirmative vote of (i) at least a majority of all outstanding Common Shares and (ii) at least a majority of all outstanding Common Shares held by the Public Shareholders, in each case, entitled to vote on such matter at a meeting of shareholders duly called and held for such purpose (together, the “Required Shareholder Vote”).  The quorum for the Company Shareholders’ Meeting is Common Shares representing a majority of the voting power of the Company in person or by proxy.

(b)
This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Purchasers, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles.

(c)	On or prior to the date of this Agreement, the Special Committee and the Company Board (upon the recommendation of the Special Committee) have (i)

determined that this Agreement and the business combination and related transactions contemplated hereby are fair and in the best interest of the Company and the Public Shareholders, (ii) approved this Agreement at a meeting of the Company Board and (iii) resolved to recommend that the shareholders of the Company adopt this Agreement and approve the business combination and related transactions contemplated hereby (the “Company Recommendation”).

(d)
The Special Committee has received an opinion of Morgan Stanley & Co. (the “Special Committee Financial Advisor”) to the effect that, as of the date of such opinion, the Merger Consideration, together with the Special Dividend, is fair, from a financial point of view, to the Public Shareholders and, as of the date hereof, such opinion has not been withdrawn, revoked or modified.  A signed copy of such opinion will be made available to Parent within two (2) Business Days of the date of this Agreement for informational purposes only.

Section 3.5      Consents.

(a)
Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 3.5(b) have been made or obtained, the execution, delivery and performance by the Company of this Agreement will not (with or without notice or lapse of time) result in any violation of or be in conflict with, or result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)	any provision of the Company’s or any of the Company Subsidiaries’ articles of incorporation or code of regulations (or comparable organizational documents);

(ii)
any Law or Judgment to which the Company or any of the Company Subsidiaries or their respective properties is subject or bound, or any Permit held by the Company or any of the Company Subsidiaries, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, , individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(iii)
any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or their respective properties is bound, or result in the creation of any Lien upon any of the properties or assets of any the Company or any of the Company Subsidiaries, except for such violations, conflicts, breaches, defaults or Liens that would not, together with all such other violations, conflicts, breaches, defaults and Liens, , individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)
No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the Company’s valid execution, delivery or performance of this Agreement, or the consummation of any other transaction contemplated on the part of the Company under this Agreement, except (i) in connection, or in compliance, with the Securities Act and the Exchange Act, (ii) the filing of the Certificate of Merger with the Ohio Secretary of State and appropriate related documents with the relevant authorities of other states in which the Company is qualified to do business and (iii) approvals, qualifications, orders, authorizations, or filings, in each case, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.6                      Proxy Statement; Schedule 13E-3.

(a)
None of the information to be supplied by or on behalf of the Company for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Shareholders’ Meeting and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s shareholders and as of the date of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)	The Proxy Statement will, as of its first date of use, comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.7      SEC Documents; Financial Statements; Sarbanes-Oxley.

(a)
The Company has timely filed (or received the appropriate extension of time within which to file) with the SEC all reports, schedules, forms, statements, amendments, supplements and other documents required to be filed with the SEC since January 1, 2014, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (these documents, and together with all information incorporated by reference therein and exhibits thereto, the “SEC Documents”).

(b)
As of the respective dates that they were filed, the SEC Documents complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be.  None of the SEC Documents, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated in or necessary in order to make the statements in the SEC Documents, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC

Documents.  To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of ongoing SEC formal, informal or voluntary review or investigation.

(c)
The financial statements of the Company included in the SEC Documents (i) comply in all material respects with applicable accounting requirements and the applicable published rules and regulations of the SEC, (ii) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes to the financial statements), and (iii) present fairly, in all material respects, the consolidated financial position of the Company at their respective dates and the results of operations, changes in capital and surplus and cash flow of the Company for each of the periods then ended except as otherwise expressly noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments).  No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act other than as part of the Company’s consolidated group.

(d)
The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act of 2002.  The Company’s “disclosure controls and procedures” are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company has disclosed, based on the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of the Company of the Company’s internal control over financial reporting, to its auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company is not a party to any off-balance sheet arrangements (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act).

Section 3.8      Absence of Certain Changes or Events.

(a)	Since December 31, 2015, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses.

(b)	Since December 31, 2015, no Material Adverse Effect has occurred.

Section 3.9      No Undisclosed Liabilities.  Neither the Company nor any of the Company Subsidiaries has any Liabilities, except Liabilities:

(a)	reflected, reserved for or disclosed in the Company’s balance sheet as of December 31, 2015 included in the SEC Documents filed by the Company;

(b)	incurred after December 31, 2015 in the ordinary course of business consistent with past practice; or

(c)	that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.10    Compliance with Laws.  Each of the Company and each of the Company Subsidiaries is in compliance with, and at all times since January 1, 2015 have been in compliance with and has not been given notice of any violation of, any applicable Law or Judgment of any Governmental Entity applicable to the Company or the Company Subsidiaries, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company and the Company Subsidiaries has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted except for such failure to have in effect Permits that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Since January 1, 2014, no default has occurred under any such Permit and the Company has not been given notice of violation of any such Permit except for such defaults and violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11    Legal Proceedings.  There is no Action pending or, to the Knowledge of the Company, threatened, against any of the Company, the Company Subsidiaries or any of their respective directors or officers (in their capacities as such) except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of the Company Subsidiaries, nor any of their respective directors or officers (in their capacities as such) is subject to any continuing Judgment with any Governmental Entity, except for Judgments which would not, individually or in the aggregate, reasonably be expected to, have a Material Adverse Effect.

Section 3.12    Intellectual Property.

(a)
Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and the Company Subsidiaries have sufficient rights to use all Intellectual Property that is used in their respective businesses as conducted on the date of this Agreement (the “Company IP”) free and clear of all Liens and (ii) all of the registrations and applications included in the Company IP owned by the Company or any of the Company Subsidiaries are subsisting.

(b)
Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the conduct of the business of the Company nor the conduct of the business of any of the Company Subsidiaries nor the ownership or use of the Company IP infringes or otherwise violates any Intellectual Property rights of any third party.

Section 3.13    Contracts.

(a)
Except for this Agreement, as of the date hereof, none of the Company or any of the Company Subsidiaries is a party to or bound by any Contract (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Benefit Plan), (ii) containing covenants binding upon the Company or any of the Company Subsidiaries that materially restrict the ability of the Company or any of its Affiliates to compete in any business or in any geographic area, (iii) with respect to a joint venture, limited liability company or partnership agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture, in each case, with any Person who is not an Affiliate of the Company and which arrangement is material to the Company and the Company Subsidiaries, taken as a whole, (iv) that limits or prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of capital stock of the Company or any of the Company Subsidiaries or prohibits the issuance of guarantees by the Company or any of the Company Subsidiaries (other than pursuant to applicable Law or Order), (v) which provides for any guarantee of third party obligations, other than any guarantees by the Company of the Company Subsidiaries’ obligations or guarantees by the Company Subsidiaries of the Company’s obligations, (vi) which relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect (other than this Agreement and confidentiality agreements in connection with any potential acquisition, divestiture, merger or similar transaction), or (vii) which provides for payments to be made to a third party by the Company or any of the Company Subsidiaries upon a change in control of any of them, including the Merger, except in the case of clauses (i) through (vi) for any (A) such Contract that may be cancelled without material penalty by the Company or any of the Company Subsidiaries upon notice of thirty (30) days or less and (B) information technology Contracts.  Each such Contract described in clauses (i) through (vii) is referred to herein as a “Material Contract.”

(b)	Each Material Contract is valid and binding on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There is no breach or default under any Material Contracts by the Company or the Company Subsidiaries and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or the Company Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14    Insurance Matters.

(a)
The Company has previously furnished or made available to Parent true and complete copies of the annual statements or other comparable statements for each of the years ended December 31, 2014 and December 31, 2015, together with all exhibits and schedules thereto (collectively, the “Company SAP Statements”), with respect to each of the Company Insurance Subsidiaries, in each case as filed with the Governmental Entity charged with supervision of insurance companies of such Company Insurance Subsidiary’s jurisdiction of domicile.  The Company SAP Statements were prepared in conformity with SAP applied on a consistent basis and present fairly, in all material respects, the statutory financial condition of such Company Insurance Subsidiary at their respective dates and the results of operations, changes in capital and surplus and cash flow of such Company Insurance Subsidiary for each of the periods then ended.  The Company SAP Statements were filed with the applicable Governmental Entity in a timely fashion on forms prescribed or permitted by such Governmental Entity, except as such failure to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  After the Company SAP Statements for the year ended December 31, 2015 was so filed, the annual statutory balance sheets and income statements included in such Company SAP Statements were audited by an independent accounting firm of recognized national or international reputation.

(b)
All reserves for losses (including incurred but not reported), loss adjustment expenses (whether allocated or unallocated) and unearned premium of the Company Insurance Subsidiaries recorded in their respective Company SAP Statements, as of December 31, 2015, (a) have been computed in all material respects in accordance with generally accepted actuarial standards in effect on such date, using actuarial assumptions that were developed on a basis consistent with historical analysis applied with respect to the Company Insurance Subsidiaries and (b) were in compliance in all material respects with the requirements of applicable Law; provided, however, that it is acknowledged and agreed by Parent and Merger Sub that the Company is not making any representation or warranty in this Section 3.14 as to the adequacy or sufficiency of reserves.

(c)
Except as required by Law and the insurance Permits maintained by the Company Subsidiaries, as of the date of this Agreement, there are no orders or directives by, or supervisory letters from, any Governmental Entity specifically with respect to the Company or any Company Subsidiaries which (i) limit the ability of the Company or any Company Subsidiary to issue insurance policies or write surety bonds, (ii) require any investments of the Company or any Company Subsidiary to be treated as nonadmitted assets, (iii) require any divestitures of any investments of the Company or any Company Subsidiary, (iv) in any manner relate to the capital adequacy, credit policies or management of the Company or any Company Subsidiary or the ability of the Company or any Company Subsidiary to pay dividends or other distributions or (v) otherwise restrict the conduct of business of the Company or any Company Subsidiary in any material respect.

Section 3.15    Takeover Statutes.  No “business combination,” “fair price,” “moratorium,” “control share acquisition,” “takeover,” “interested shareholder” or other similar anti-takeover statute or regulation (including Section 1701.831 of the OGCL and Chapter 1704 of the Ohio Revised Code) is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.16    Employee Benefit Plans.

(a)	Section 3.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Benefit Plan.

(b)	With respect to each material Benefit Plan, prior to the date hereof, the Company has made available to Parent a current, accurate and complete copy thereof.

(c)
Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, (ii) with respect to each Benefit Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (iii) neither the Company nor any of its Subsidiaries has engaged in a transaction (but specifically excluding any transactions with Parent or any of its Affiliates) in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the Internal Revenue Service and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification.

(d)	No Benefit Plan is and neither the Company nor any of its current or former Subsidiaries sponsors, maintains or contributes to, or has within the six (6) years immediately preceding the date hereof and the Closing Date sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e)	There are no Benefit Plans maintained for the benefit of employees outside of the United States.

(f)
Neither the Company nor any Company Subsidiary sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment health coverage (other than health care continuation coverage as required by applicable Law or for a limited and defined period of time following a termination of employment pursuant to an employment, severance or similar agreement).

(g)
Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any of their respective employees or consultants for any Taxes incurred by such person under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(h)
Except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any Company Subsidiary becoming due, or material increase in the amount of any compensation due, to any of their respective employees or consultants, (ii) materially increase any benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Benefit Plan) or vesting of any compensation or benefits payable to or in respect of any employee or consultant or (iv) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan.  Without limiting the generality of the foregoing, no amount payable (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any Benefit Plan or other compensation arrangement would be nondeductible under Section 280G or 162(m) of the Code.

Section 3.17    Tax Matters.

(a)
The Company and the Company Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and correct in all material respects.

(b)
All material Taxes owed by the Company and the Company Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the balance sheet (other than in the notes thereto).  The unpaid Taxes of the Company and the Company Subsidiaries for all taxable periods and portions thereof through the balance sheet date did not, as of the balance sheet date, exceed by a material amount the accruals and reserves for Taxes, excluding accruals and reserves for deferred Taxes) set forth on the balance sheet (other than in the notes thereto).  The Company and the Company Subsidiaries have not since the balance sheet date incurred any material liability for Taxes other than in the ordinary course of business.

(c)
There are no pending, nor has the Company or any of the Company Subsidiaries received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material Taxes of the Company or of a Company Subsidiary.

(d)	There are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries.

(e)
None of the Company or any of the Company Subsidiaries have been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(f)
All material amounts of Tax required to be withheld by the Company and each of the Company Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(g)
No deficiency for any material Tax has been asserted or assessed by any Governmental Entity in writing against the Company or any of the Company Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved against in accordance with GAAP in the SEC Documents on the balance sheet (other than in the notes thereto).

(h)
Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i)
No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings (including any application for a change in accounting method under Section 481 of the Code) have been entered into with, issued by, or filed with any Governmental Entity with respect to or relating to the Company or any of the Company Subsidiaries that could affect material Tax Returns or material Taxes of the Company or any of the Company Subsidiaries for taxable periods or portions thereof beginning on or after the Closing Date.

(j)
Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any actual or potential liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation (other than pursuant to customary provisions of credit agreements or of agreements entered into with employees, customers, vendors or lessors in the ordinary course of business).

(k)	Neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l)
Each Company Insurance Subsidiary has, since the date of its inception, been taxed as an insurance company pursuant to Section 831 of the Code.  Neither the Company nor any of its Subsidiaries has held reserves that qualify as “life insurance reserves” pursuant to Section 816 of the Code or any Treasury Regulation under Subchapter L of the Code.

Section 3.18    Title to Properties.  Section 3.18(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”), and includes the address of such Owned Real Property.  The Company or one of the Company Subsidiaries has good and marketable title to each parcel of Owned Real Property.  The Owned Real Property is not subject to any Liens (other than Permitted Liens).  Section 3.18(b) of the Company Disclosure Schedule sets forth a true and complete list of all material real property leased to or by the Company or any of the Company Subsidiaries providing (collectively, the “Leased Real Property”).  The Company or one of the Company Subsidiaries has a valid leasehold interest in all Leased Real Property, in each case as to such leasehold interest, free and clear of all Liens (other than Permitted Liens).

Section 3.19    Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) neither the Company nor any of the Company Subsidiaries has received any written notice, demand, request for information, citation, summons or order, and no complaint has been filed, no penalty has been assessed, and no investigation, action, written claim, suit or proceeding is pending or, to the Knowledge of the Company, is threatened in writing by any Governmental Entity or other Person with respect to or arising out of any applicable Environmental Law and (b) to the

Knowledge of the Company, no “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq.) has occurred at, on, above, under or from any Owned Real Property or Leased Real Property that is reasonably likely to result in any material cost, liability or obligation of the Company or any Company Subsidiary under any applicable Environmental Law.

Section 3.20    Brokers and Finders.  Other than the Special Committee Financial Advisor, the Company has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement.  The Company has furnished to Parent a complete and correct copy of the engagement letter with the Special Committee Financial Advisor and Willkie Farr & Gallagher LLP.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Purchasers hereby represent and warrant to the Company as follows:

Section 4.1      Organization and Qualification.  Each of Parent and Merger Sub is a corporation duly organized, and is validly existing and in good standing under Ohio Law.  Merger Sub is a direct, wholly-owned subsidiary of Parent and has been formed solely for the purpose of merging with and into the Company and taking action incident to the Merger.  Except for Liabilities and activities contemplated by this Agreement, Merger Sub has not incurred any obligations or Liabilities or engaged in any business activities of any kind prior to the Closing.  All issued and outstanding common shares, par value $0.01 per share, of Merger Sub are and will remain beneficially owned by Parent prior to the Closing.

Section 4.2      Authorization.

(a)
Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger.

(b)
This Agreement has been duly executed and delivered by Purchasers and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of Purchasers, enforceable against Purchasers in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally or by general equitable principles.

(c)	Immediately following the execution of this Agreement by the parties hereto, Parent, in its capacity as the sole shareholder of Merger Sub, will approve this Agreement.

Section 4.3      Consents.

(a)
Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 4.3(b) have been made or obtained, the execution, delivery and performance by Purchasers of this Agreement will not (with or without notice or lapse of time) result in any violation of or be in conflict with, or result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)	any provision of the organizational documents of Parent or Merger Sub; or

(ii)
any Law or Judgment to which Parent or Merger Sub or their respective properties is subject or bound, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)
No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the valid execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation of any other transaction contemplated on the part of Parent or Merger Sub under this Agreement, except (i) in connection, or in compliance, with the Securities Act and the Exchange Act, (ii) the filing with the Certificate of Merger with the Ohio Secretary of State, (iii) the approval of the transactions contemplated by this Agreement by the Ohio Department of Insurance pursuant to Section 3925.08(D)(2) of the Ohio Revised Code, which filing was submitted by Parent on June 30, 2016, and (iv) approvals, qualifications, orders, authorizations, or filings, in each case the failure to obtain which would not reasonably be expected to prevent or materially delay Purchaser’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 4.4      Financing.  Merger Sub will have access to sufficient funds to pay the aggregate Merger Consideration and other amounts payable pursuant to this Agreement at the Effective Time, including all fees and expenses incurred in connection with the transactions contemplated hereby.

Section 4.5      Proxy Statement; Schedule 13E-3.  None of the information to be supplied by the Purchasers for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Shareholders’ Meeting and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s shareholders and as of the date of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein with respect to information provided by Purchasers, in light of the circumstances under which they are made, not misleading.

Section 4.6      Ownership of Shares.  Parent owns 10,200,000 Common Shares as of the date hereof, which, assuming the accuracy and completeness of Section 3.2(a), constitutes at least fifty percent (50%) of the voting securities of the Company, as calculated pursuant to 16 C.F.R. Section 801.12, as of the date hereof.  Except as set forth herein, none of Parent or its Subsidiaries owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company or holds any rights to acquire or vote any shares of capital stock of the Company except pursuant to this Agreement.

Section 4.7      Brokers and Finders.  Purchasers have not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s, or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

Section 5.1      Certain Actions Pending Merger.  Except as required by applicable Law or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and the Company Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the business of it and the Company Subsidiaries shall be conducted in all material respects in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, the Company and Company Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, policyholders, reinsurers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents.  Without limiting the generality of the foregoing, except as required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and the Company Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent (in the cases of clauses (g), (h), (i) (with respect to litigation brought in the ordinary course related to claims on insurance policies underwritten the Company and its Affiliates), (k), (l), (m), (n) and (p) not to be unreasonably withheld or delayed):

(a)
(i) adjust, split, combine or reclassify any of its capital stock or other equity interests, (ii) set any record dates or payment dates for the payment of any dividends or distributions on its capital stock, or make, declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock, except, in each case, (A) any such dividends or distributions from any Company Subsidiary to the Company or any other Company Subsidiary, (B) that the Company shall be entitled to pay, and shall pay, regular quarterly dividends on Common Shares not to exceed $0.14 per Common Share per quarter, as of the specified record dates and on the payment dates set forth on Section 5.1(a) of the Company Disclosure Schedule (each such dividend, a “Quarterly Dividend”) and (C) the Special Dividend, or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or the Company Subsidiaries, or any other equity interest or any rights, warrants or options to acquire any such shares or interests;

(b)
issue, grant, deliver, pledge, encumber, sell or purchase any shares of its capital stock or other equity interests, or rights, warrants or options to acquire, or security convertible or exchangeable into any such shares of capital stock or other equity interests;

(c)	amend (by merger, consolidation or otherwise) its articles of incorporation, code of regulations or other organizational documents in any manner;

(d)
merge or consolidate with any other Person, or acquire any assets or capital stock of any other Person, other than acquisitions of assets in the ordinary course of business consistent with past practice;

(e)
(i) create, incur, issue, modify in any material respect, redeem, renew, syndicate or refinance any long-term indebtedness for money borrowed (excluding (A) any letters of credit issued in the ordinary course of business and draws upon existing credit facilities (other than in the ordinary course of business and consistent with the Company’s approved 2016 budget) and (B) such indebtedness, if any, as may be necessary to permit the Company to pay the Special Dividend, provided, that prior to incurring any indebtedness described in clause (B) hereof, the Company will request that Parent provide a loan to fund the Special Dividend and, provided, further, that the Company shall consult with Parent prior to incurring any such indebtedness if Parent does not comply with the Company’s request that it provide a loan to fund the Special Dividend), (ii) guarantee any indebtedness (other than indebtedness of a Company Subsidiary existing on the date hereof or permitted under clause (i) of this Section 5.1(e)), (iii) enter into any swap or hedging transaction or other derivative agreements other than in respect of indebtedness permitted under clause (i) of this Section 5.1(e), or (iv) make any loans, capital contributions to, investments in or advances to any Person (other than the Company and any wholly-owned Subsidiary of the Company) other than in the ordinary course of business consistent with past practice;

(f)
acquire any Person, assets or businesses with a value or purchase price in the aggregate in excess of $500,000, other than acquisitions of investments held in investment accounts of Company Insurance Subsidiaries in accordance with the Company’s investment guidelines;

(g)	except as may be required by changes in GAAP or SAP, change any method, practice or principle of accounting;

(h)
enter into any employment agreement with, or increase the compensation of, any officer, director, consultant or employee of the Company or any Company Subsidiary (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such person has the right to any form of compensation from the Company or such Company Subsidiary), or otherwise amend, modify or restate in any material respect any existing agreements with any such person or use its discretion to amend, modify or restate any Benefit Plan or accelerate the vesting or any payment under any Benefit Plan;

(i)
settle, otherwise compromise or enter into any consent, decree, injunction or similar restraint of form of equitable relief in settlement of (i) any Action where the amount at issue is in excess of $500,000 or (ii) any Action relating to the Merger or the transactions contemplated by this Agreement;

(j)
sell, lease, license, subject to a Lien, or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a Company Subsidiary) with a value or purchase price in the aggregate in excess of $500,000, other than sales of investments held in investment accounts of Company Insurance Subsidiaries in the ordinary course of business consistent with past practice;

(k)
enter into, terminate, modify, release or relinquish any material rights or claims under, or grant any consents under or amend any Material Contract other than in the ordinary course of business consistent with past practice;

(l)
materially change any underwriting, claim handling, loss control, investment, reserving, actuarial or financial reporting methods, principles, policies or practices of the Company or any Company Subsidiary, except for any such change required by a change in GAAP or SAP;

(m)
reduce or strengthen any reserves, provisions for losses and other liability amounts in respect of insurance Contracts and assumed reinsurance Contracts, except (i) to the extent required by SAP (disregarding any changes to SAP that are not yet required to be implemented) or GAAP, as applicable or (ii) as a result of loss or exposure payments to other parties in accordance with the terms of insurance Contracts and assumed reinsurance Contracts;

(n)
terminate, cancel, amend or modify in any material respect any material insurance or reinsurance policies maintained by it covering the Company or any Company Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance or reinsurance coverage, other than in the case of reinsurance policies in the ordinary course of business;

(o)
make, rescind or change any express or deemed material election concerning Taxes or Tax Returns, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a material refund of Taxes or obtain any Tax ruling;

(p)	abandon, dedicate to the public, convey title or grant licenses under (other than in the ordinary course of business consistent with past practice) any material Company IP;

(q)	adopt a plan or complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary; or

(r)	enter into any agreement to, or the making of any commitment to, take any of the actions prohibited by this Section 5.1.

Section 5.2      Proxy Statement.

(a)
The Company shall (i) no later than fifteen (15) Business Days after the date of this Agreement, prepare and file with the SEC a proxy statement relating to the Company Shareholders’ Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”), (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments and (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Proxy Statement and thereafter mail to its shareholders such Proxy Statement within three (3) Business Days, and (v) to the extent required by applicable Law, promptly file and mail to the Company shareholders any supplement or amendment to the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Parent and provide Parent with the opportunity to review and comment upon any response to such comments or requests prior to responding to any such comments or request and shall reasonably consider Parent’s comments in good faith, and shall provide Parent promptly with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Parent shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be reasonably required to be set forth in the Proxy Statement under the Exchange Act.  The Company will provide Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC, and shall reasonably consider Parent’s comments in good faith.

(b)	The Company and Parent shall cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule

13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement, and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings and will consult with each other prior to providing such response, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments, (iv) use reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any supplement or amendment to the Schedule 13E-3.  Each party shall promptly notify the other upon the receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3.

(c)
If, at any time prior to the Company Shareholders’ Meeting any information relating to the Company or Parent or any of their respective Affiliates should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and, to the extent required by applicable Law, the Company (or the Company and Parent jointly, in the case of the Schedule 13E-3) shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s shareholders.

(d)
Subject to Section 5.4, the Company Recommendation shall be included in the Proxy Statement and the Schedule 13E-3 and the Company shall use reasonable best efforts to secure the Required Shareholder Vote.

Section 5.3      Shareholders’ Meeting.

(a)
The Company will call and hold a meeting of the shareholders of the Company for the purpose of voting upon the adoption and approval of this Agreement and the transactions contemplated by this Agreement (such meeting, the “Company Shareholders’ Meeting”).  The Company Shareholders’ Meeting and the record date therefor will be held (on a date selected by the Company in consultation with Parent (the “Company Meeting Date”)) as promptly as practicable (but no later than thirty (30) days) following the earliest of the date on which the SEC staff advises the Company that it has no further comments on the Proxy Statement and Schedule 13E-3 or that it is not reviewing the Proxy Statement and Schedule 13E-3.  The Company shall not postpone or adjourn the Company Shareholders’ Meeting, except to the extent required by applicable Law or requested by Parent (in Parent’s sole discretion) to permit additional time to solicit the Required

Shareholder Vote if sufficient proxies constituting the Required Shareholder Vote have not been received by the Company.  If prior to the Company Shareholders’ Meeting there has not been a sufficient number of proxies cast to constitute the Required Shareholder Vote, and provided Parent has irrevocably voted all of its and its controlled Affiliates’ Common Shares in favor of the Merger, the Company will, at Parent’s written request, postpone or adjourn the Company Shareholders’ Meeting one time and for no longer than thirty (30) days.  The Company shall keep the Purchasers updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Sub.  Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall have been terminated prior to the date of the Company Shareholders’ Meeting in accordance with its terms, the obligation of the Company to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 5.3 shall not be affected by the announcement or submission to it of any Acquisition Proposal or by the making of an Adverse Company Recommendation.

(b)	Parent shall cause to be voted all Common Shares beneficially owned by it in favor of the adoption and approval of this Agreement and the transactions contemplated by this Agreement.

Section 5.4      No Solicitation; No Adverse Company Recommendation.

(a)
Except as expressly permitted by this Section 5.4, the Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or any of its or their respective officers or directors (in their capacities as such), employees, investment bankers, attorneys, accountants, consultants or other advisors or representatives (such officers or directors (in their capacities as such), employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives, collectively, “Representatives”) to (and the Company shall use its reasonable best efforts to cause each such Person not to), directly or indirectly:

(i)
initiate, solicit, knowingly encourage, induce or knowingly facilitate or assist any inquiries or the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)
execute or enter into any Contract, letter of intent or agreement in principle relating to, or that could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to the terms and conditions of Section 5.4(b));

(iii)
enter into any Contract or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement or breach its obligations hereunder, or propose or agree to do any of the foregoing;

(iv)	fail to enforce, or grant any waiver under, any standstill or similar agreement with any Person;

(v)
engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books and records or personnel of the Company or any of the Company Subsidiaries to any Person (other than Parent, Merger Sub, or any of their respective Affiliates or Representatives) with the intent to initiate, solicit, encourage, induce or assist with the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(vi)	otherwise knowingly facilitate any effort or attempt to make any Acquisition Proposal.

(b)
Notwithstanding Section 5.4(a), from the date hereof until the date that the Required Shareholder Vote has been obtained, following the receipt by the Company of an unsolicited bona fide written Acquisition Proposal, (i) the Special Committee shall be permitted to participate in discussions regarding such Acquisition Proposal solely to the extent necessary to clarify the terms of such Acquisition Proposal and (ii) if the Special Committee determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, (A) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under Ohio law, then the Company may, in response to such Acquisition Proposal, (x) furnish access and non-public information with respect to the Company and of the Company Subsidiaries to the Person who has made such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement (as long as all such material information provided to such Person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person) and (y) participate in discussions and negotiations with such Person regarding such Acquisition Proposal.

(c)
The Company shall promptly (and, in any event, within 24 hours) notify Parent in writing by email if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any e-mail correspondence or other written requests, proposals or offers, including proposed agreements, and summaries of all material oral communications, sent or provided to or by the Company and its Representatives in connection with any Acquisition Proposal)

and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such inquiries, proposals or offers (including any determination made, or actions taken, pursuant to Section 5.4(b) and any material amendments to the terms of any proposals or offers) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(d)
Except as set forth in Section 5.4(e), the Company Board or any committee thereof (including the Special Committee) shall not (i) withdraw, suspend, modify or amend the Company Recommendation in any manner adverse to Parent or fail to include the Company Recommendation in the Proxy Statement, (ii) approve, endorse or recommend an Acquisition Proposal or (iii) at any time following receipt of an Acquisition Proposal, fail to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within four (4) Business Days after receipt of any reasonable written request to do so from Parent) (any of the above, an “Adverse Company Recommendation”).

(e)
Notwithstanding the foregoing, the Special Committee may, at any time before obtaining the Required Shareholder Vote, to the extent it determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Ohio law, in response to (i) a Superior Proposal received by the Company Board after the date of this Agreement or (ii) an Intervening Event, make an Adverse Company Recommendation, but only if:

(i)
the Company shall have first provided Parent prior written notice, at least five (5) Business Days in advance, that it intends to make such Adverse Company Recommendation, which notice shall include (A) the terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal, and copies of any Contracts that are proposed to be entered into with respect to such Superior Proposal or (B) the material change, development, effect, circumstance, state of facts or event comprising such Intervening Event; and

(ii)
during the five (5) Business Days after the receipt of such notice, with respect to (A) a Superior Proposal (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent of a three (3) Business Day period which may, in whole or in part, run concurrently with the initial five (5) Business Day period), the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that there is no longer a reasonable basis for such Acquisition Proposal to constitute a Superior Proposal and (B) an Intervening Event, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that there is no longer a basis for such Adverse Company Recommendation with respect to such Intervening Event.

(f)
Nothing contained in this Section 5.4 shall be deemed to prohibit the Company Board or the Special Committee from disclosing to the shareholders of the Company a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing, suspending or adversely amending or modifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Company Recommendation (it being understood that any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed to be an Adverse Company Recommendation so long as the Company Board expressly publicly reaffirms the Company Recommendation in a subsequent disclosure on or before the earlier of (i) the last day of the ten (10) business day period under Rule 14d-9(f) under the Exchange Act and (ii) three (3) Business Days before the Company Shareholders’ Meeting).

(g)
The Company shall promptly inform its Representatives of the obligations undertaken in this Section 5.4.  Any violations of the restrictions set forth in this Section 5.4 by any Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5      Reasonable Best Efforts.

(a)
Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each Party shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable.

(b)
Each Party shall reasonably cooperate to obtain all consents, approvals or waivers from, or take other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement.

(c)	The terms of this Section 5.5 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.6      Access.  Without prejudice to any other rights of Parent and its Affiliates, from the date of this Agreement to the Effective Time, the Company shall allow Parent and its Representatives reasonable access at all reasonable times to the personnel, auditors, offices, books and records, correspondence, audits and properties, as well as to all information relating to or otherwise pertaining to the business and affairs, of the Company.  No investigation by Parent or its Representatives pursuant to this Section 5.6 shall affect any representation or warranty of the Company in this Agreement.

Section 5.7      Notification of Certain Matters.  From and after the date of this Agreement until the Effective Time, each Party shall promptly notify the other Parties of:

(a)	any change or event that would be reasonably likely to cause any of the conditions in Article VI not to be satisfied or to cause the satisfaction thereof to be materially delayed; and

(b)
any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the Party, threatened against any Party which seeks to prohibit, prevent or materially delay consummation of the transactions contemplated hereby;

(c)
provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not be deemed to be an amendment of this Agreement and shall not cure any breach of any representation or warranty hereunder.

Section 5.8      Public Announcements.  None of the Parties or their respective Affiliates will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other Party (which consent will not be unreasonably withheld), except as may be required (a) by applicable Law or stock exchange regulation or (b) by a party to enforce the terms of this Agreement.  The Parties will consult (to the extent reasonably practicable if disclosure is required by Law) with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated by this Agreement contemplated by clause (a) above.

Section 5.9      Directors’ and Officers’ Indemnification.

(a)
The Articles of Incorporation and the Code of Regulations will contain provisions with respect to indemnification, advancement of expenses and limitation of liability of directors and officers set forth in the Company’s articles of incorporation and code of regulations in effect as of the date of this Agreement.  These provisions may not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would adversely affect the rights of individuals who on or prior to the Effective Time were directors or officers of the Company (each a “Covered Person”), unless such modification is required by Law and then only to the maximum extent required by such applicable Law.

(b)
From the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation referred to below, the Surviving Corporation shall indemnify and hold harmless each Covered Person against all claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and as required by the articles of incorporation or code of regulations of the Company in effect on the date of this Agreement.

(c)
The Surviving Corporation shall provide, for a period of six (6) years from the Effective Time, the Covered Persons who are currently covered by an Affiliate of Parent’s director and officer insurance policy in effect on the date of this Agreement with an insurance policy (including by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy so long as the Surviving Corporation is not required to pay an aggregate premium in excess of two hundred percent (200%) of the last annual premium paid by an affiliate of Parent for such insurance before the date of this Agreement (such two hundred percent (200%) amount being the “Maximum Premium”).  If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Surviving Corporation shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.  Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.9(c), Parent shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.9(c), and if it so elects, the obligations under this Section 5.9(c) shall be satisfied so long as Purchaser (or the Surviving Corporation) causes such policy to be maintained in effect for a period of six (6) years following the Effective Time.

(d)
The covenants contained in this Section 5.9 shall survive the Effective Time, and are intended to be for the benefit of, and shall be enforceable by, each Covered Person and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Covered Person is entitled, whether pursuant to Law, Contract or otherwise.

(e)
In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.9.

Section 5.10    Shareholder Litigation.  The Company shall promptly advise Parent in writing by email of any Action brought by any stockholder of the Company or any other Person against the Company or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and shall keep Parent reasonably informed regarding any such litigation.  The Company shall give Parent the reasonable opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, shall give due consideration to Parent’s advice with respect to such litigation and shall not settle or compromise any such Action without the prior written consent of Parent.  Parent shall promptly advise the Company in writing by email of any Action brought by any stockholder of Parent or other third party against Parent or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and shall keep the Company reasonably informed regarding any such litigation.

Section 5.11    Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any Party hereto to cause dispositions of Company equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12    Employee Matters.

(a)
As of and following the Effective Time, the Continuing Employees shall be subject to the employment policies of Parent and its Affiliates as in effect from time to time.  Purchasers shall cause the Continuing Employees to continue to participate in each Benefit Plan that is listed on Section 3.16(a) of the Company Disclosure Schedule, as such Benefit Plans are in effect from time to time, until such time as Purchasers shall determine to transition the Continuing Employees to the employee benefit plans and arrangements of Parent and its respective Affiliates.  Purchasers shall or shall cause the Surviving Corporation to provide to each employee who remains in the employment of Purchasers, the Surviving Corporation or their respective Subsidiaries (the “Continuing Employees”) service credit for purposes of determining eligibility to participate, preexisting conditions exclusions and level of benefits and vesting under the employee benefit plans and arrangements of Purchasers and their respective Affiliates with respect to his or her length of service with the Company (and its Subsidiaries) prior to the Effective Time, except to the extent that such crediting would result in the duplication of any benefits.  Purchasers shall use commercially reasonable efforts to provide each Continuing Employee with credit for any deductibles or co-insurance paid prior to and in the same calendar year as the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any medical plans that such employees are eligible to participate.

(b)
This Section 5.12 shall be binding upon and shall inure solely to the benefit of each of the Parties to this Agreement and nothing in this Section 5.12 or any other provision of this Agreement, express or implied:  (i) shall be construed to establish, restate, amend, or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit the ability of the Company or any of its Affiliates, or Purchasers or any of their Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement; or (iii) is intended to or shall confer upon any current (including any Continuing Employee) or former employee of the Company and its Subsidiaries any right to employment or continued employment for any period of time by reason of this Agreement or any right to a particular term or condition of employment

Section 5.13    Dividends.

(a)
Special Dividends.  As promptly as practicable following the satisfaction of the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 (other than (a) those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied (including the delivery of officers’ certificates without qualifications or exceptions) if such date were the Closing Date and (b) the contemplated payment of the Special Dividend), the Company Board intends to and shall, subject to applicable Law, declare a special cash dividend in an amount equal to $0.50 per Common Share (such dividend, the “Special Dividend”), and shall set the record date and payment date for the Special Dividend as the Closing Date immediately prior to the Effective Time.  In no event shall the Special Dividend be paid in respect of any Common Share more than once.  The Company shall cooperate with Parent in order to ensure that all notices required to be delivered to NASDAQ regarding such record date and payment date be coordinated in a manner so as not to delay or impede the Closing.

(b)
Quarterly Dividends.  Parent will cause the members of the Company Board that are employees of or otherwise affiliated with Parent (the “Parent Directors”) to vote irrevocably in favor of each Quarterly Dividend in the amount of $0.14 per Common Share for the record and payment dates set forth in Section 5.1(a) of the Company Disclosure Schedule (provided the declaration and payment thereof is permitted by applicable Law).  Parent acknowledges and agrees that if the record date for a Quarterly Dividend that has been duly approved by the Company Board occurs prior to the Closing Date and such Quarterly Dividend has not yet been paid as of the Closing Date, the holders of Common Shares will remain entitled to receive such Quarterly Dividend on the date of payment determined by the Company Board prior to the Closing at the meeting in which such Quarterly Dividend is declared, and Parent will cause (a) the Company to pay such dividend in accordance therewith and (b) the Parent Directors and any other directors appointed to the Company Board following the Closing to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that such Quarterly Dividend is paid in accordance herewith.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1      Conditions to each Party’s Obligation to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction at or prior to the Closing Date of each of the following conditions, none of which may be waived:

(a)
No Injunctions or Restraints; Illegality.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the payment of the Special Dividend.

(b)	Approval of Shareholders. The Required Shareholder Vote shall have been obtained.

(c)	Special Dividend. The Company shall have irrevocably transferred aggregate cash sufficient to pay the Special Dividend to the Paying Agent for the benefit of holders of Common Shares.

Section 6.2      Conditions to the Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions at or prior to the Closing Date:

(a)
Representations and Warranties.  (i) The representations and warranties of the Purchasers contained in Section 4.2 (Authorization) shall be true and correct in all material respects and (ii) all other representations and warranties of the Purchasers contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not prevent the consummation of the Merger, in the case of each of clauses (i) and (ii), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b)
Covenants.  Each Purchaser shall have performed and complied in all material respects with all its agreements and covenants required by this Agreement to be performed or complied with by such Purchaser at or prior to the Closing Date.

(c)
Certificate.  The Company shall have received a certificate of a senior executive officer of each of Parent and Merger Sub, dated as of the Closing Date, certifying that the conditions specified in Section 6.2(a) and Section 6.2(b) have been fulfilled.

Section 6.3      Conditions to the Obligation of Purchasers to Effect the Merger.  The obligation of Purchasers to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions at or prior to the Closing Date:

(a)
Representations and Warranties.  (i) The representations and warranties of the Company contained in Sections 3.2(a) and 3.2(c) (Capitalization) and Section 3.8(b) (Absence of Changes) shall be true and correct in all respects (other than in de minimis and immaterial respects in the case of Sections 3.2(a) and

3.2(c) or resulting from permitted exercises of existing outstanding equity awards set forth in Section 3.2(a) following the date of this Agreement), (ii) the representations and warranties of the Company contained in Section 3.4 (Authorization; Approval and Fairness), Section 3.6 (Brokers and Finders) and Section 3.15 (Takeover Statutes) shall be true and correct in all material respects and (iii) the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing clauses (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, in the case of each of clauses (i), (ii) and (iii), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b)
Agreements.  The Company shall have performed and complied in all material respects with all of its agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)
Certificate.  Parent and Merger Sub shall have received a certificate of a senior executive officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 6.3(a) and Section 6.3(b) have been fulfilled.

(d)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e)
Receipt of Ohio Insurance Department Approval.  Parent has received approval from the Ohio Department of Insurance under Section 3925.08(D)(2) of the Ohio Revised Code for Parent’s investment in the Company resulting from Parent’s direct or indirect acquisition of one hundred percent (100%) of the outstanding Common Shares of the Company.

For the avoidance of doubt, the obtaining of financing is not a condition to the obligations of the Purchasers to effect the Merger pursuant to the terms hereof.

ARTICLE VII

TERMINATION

Section 7.1      Termination.  This Agreement may be terminated and the Merger may be abandoned as follows:

(a)	At any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

(b)	By either Parent or the Company, in each case by written notice to the other, if:

(i)
the Merger has not been consummated on or prior to February 15, 2017 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date;

(ii)
a Governmental Entity of competent jurisdiction shall have issued a final non-appealable injunction, order, decree, judgment or ruling, permanently enjoining or otherwise prohibiting consummation of the Merger; or

(iii)
at the Company Shareholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon, the Company shareholders fail to approve this Agreement by the Required Shareholder Vote; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure to obtain the Required Shareholder Vote is due to the failure of Parent to vote the Common Shares beneficially owned by it in accordance with Section 5.3(b).

(c)	By Parent upon written notice to the Company:

(i)
if (A) at any time prior to adoption of this Agreement by the Required Shareholder Vote, the Company Board or any committee thereof (including the Special Committee) shall have effected an Adverse Company Recommendation or (B) the Company or its Representatives have materially breached Section 5.3 or Section 5.4; or

(ii)
upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (except with respect to Section 5.3 or Section 5.4) such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured, within fifteen (15) days following receipt of written notice of such breach.

(d)	By the Company upon written notice to Parent:

(i)
upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured, within fifteen (15) days following receipt of written notice of such breach or, if earlier, the Outside Date.

Section 7.2      Effect of Termination.  If this Agreement is terminated as provided in Section 7.1, this Agreement will become null and void (except that the provisions of this Section

7.2, Section 7.3 and Article VIII will survive any termination of this Agreement); provided, that nothing in this Agreement will relieve any party from any liability resulting from any willful or intentional breach of this Agreement.

Section 7.3      Termination Fee; Expenses.

(a)
The Company will pay, or cause to be paid, to Parent an amount equal to $13,500,000.00 (the “Termination Fee”) if Parent terminates this Agreement pursuant to (i) Section 7.1(c)(i)(A) following an Adverse Company Recommendation made in connection with the receipt or announcement of an Acquisition Proposal or Superior Proposal or (ii) Section 7.1(c)(i)(B), in each case of clause (i) or (ii) which payment shall be made within two (2) Business Days after the termination of this Agreement.

(b)
If this Agreement is terminated by (i) Parent pursuant to Section 7.1(b)(iii) and prior to the date of the Company Shareholders’ Meeting an Acquisition Proposal shall have been made and shall not have been withdrawn by the applicable Person at least ten (10) Business Days before the Company Shareholders’ Meeting, (ii) Parent pursuant to Section 7.1(c)(i)(A) under circumstances in which the Termination Fee is not payable or (iii) Parent pursuant to Section 7.1(c)(ii) and prior to the date of the Company Shareholders’ Meeting an Acquisition Proposal shall have been made and shall not have been withdrawn by the applicable Person at least ten (10) Business Days prior to the date of termination of this Agreement, the Company will pay, or cause to be paid, all of Parent’s, Merger Sub’s and their respective Affiliates’ reasonable out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Merger Sub and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement; provided, that in no event shall the amount payable pursuant to this Section 7.3(b) exceed an amount equal to $3,950,000.00 (the amount payable pursuant to this Section 7.3(b), “Parent Expenses”)

(c)
The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchasers would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee or Parent Expenses and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the Termination Fee or Parent Expenses (or a portion of any such fees or expenses), the Company shall pay Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made.

(d)	All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e)
In the event that Parent shall have the right to receive the Termination Fee or Parent Expenses, Parent’s right to receive such payment (and the fees and expenses set forth in Section 7.3(c)), if any, shall be the sole and exclusive remedy (other than with respect to any liability resulting from any willful or intentional breach of this Agreement by the Company) against the Company and any of the Company Subsidiaries or Affiliates for any and all losses suffered by Parent, Merger Sub, their respective Affiliates in connection with, or as a result of the failure, of the transactions contemplated by this Agreement to be consummated.

ARTICLE VIII

MISCELLANEOUS

Section 8.1      Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time, and none of the Purchasers and the Company, their respective Affiliates and any of the officers, directors, employees or shareholders of any of the foregoing, will have any liability whatsoever with respect to any such representation or warranty after such time.  This Section 8.1 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 8.2      Amendment.  This Agreement may be amended only by an agreement in writing executed by all of the Parties.  After the approval of the adoption of this Agreement by the shareholders of the Company, no amendment requiring approval of the shareholders of the Company and Merger Sub shall be made without first obtaining such approval.

Section 8.3      Waiver.  At any time prior to the Effective Time, any of the Parties may:

(a)	extend the time for the performance of any of the obligations or other acts of any of the other Party or Parties, as the case may be; or

(b)
waive compliance with any of the agreements of the other Party or Parties, as the case may be, or fulfillment of any conditions (to the extent any such condition may be waived) to its own obligations under this Agreement.

Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

Section 8.4      Special Committee Approval.  No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company under or with respect to this Agreement without first obtaining the approval of the Special Committee.

Section 8.5      Expenses.  Except as expressly contemplated by this Agreement, including Section 7.3, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated by this Agreement will be the obligation of the Party incurring such expenses.

Section 8.6      Applicable Law; Jurisdiction; Specific Performance.

(a)
This Agreement will be governed by Ohio Law without regard to the conflicts of law principles thereof.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in a federal or state court of competent jurisdiction located in Hamilton County, Ohio (the “Chosen Court”) and the Company agrees to consent to any motion by Parent to transfer any such actions and proceedings to the commercial docket of the Chosen Court.  The Parties hereby irrevocably submit to the exclusive jurisdiction of the Chosen Court (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

(b)
EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) IT MAKES THIS WAIVER VOLUNTARILY; AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6(b).

(c)
The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Court, this being in addition to any other remedy to which such Party is entitled at law or in equity.

Section 8.7      Notices.  All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if delivered in person, on the day of such delivery; (b) if by facsimile, on the day on which such facsimile was sent; provided, that receipt is personally confirmed by telephone; (c) if by electronic mail, on the day on which such electronic mail was sent; (d) if by certified or registered mail (return receipt requested), on the fifth Business Day after the mailing thereof; or (e) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

If to the Company, to:

National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000
Attention:  Special Committee c/o Norman L. Rosenthal
Fax:  (330) 659-8909
Email:  CentreCat@aol.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
Attention:	Thomas M. Cerabino
Gregory B. Astrachan
Todd G. Cosenza
Fax:	(212) 728-8111
Email:	tcerabino@willkie.com
gastrachan@willkie.com
tcosenza@willkie.com

and a copy (which shall not constitute notice) to:

National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000
Attention:  Special Committee c/o Arthur Gonzalez
Fax:  (330) 659-8909
Email: arthur.gonzalez@natl.com

If to Parent or Merger Sub, to:
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202
Attention:	Vito Peraino
Fax:	(513) 369-5631
Email:	vperaino@amfin.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:	Todd E. Freed
Jon A. Hlafter
Richard J. Grossman
Fax:	(212) 735-2000
Email:	todd.freed@skadden.com
jon.hlafter@skadden.com
richard.grossman@skadden.com

Section 8.8      Entire Agreement.  This Agreement and the Company Disclosure Schedule contain the entire understanding of the Parties with respect to the subject matter hereof, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

Section 8.9      No Other Purchaser Representations or Warranties.  Except for the representations and warranties contained in Article IV, the Company acknowledges that (i) neither the Purchasers nor any other Person acting on behalf of any Purchaser makes any express or implied representation or warranty to the Company and (ii) neither the Purchasers nor any other Person acting on behalf of any Purchaser will have or be subject to any liability to the Company or any of its Affiliates or their respective directors, officers or employees resulting from the distribution to the Company, or the Company’s use of, any information, documents, projections, forecasts or other material available or made available to the Company or its Representatives

Section 8.10    No Other Company Representations or Warranties.  Except for the representations and warranties contained in Article III, each of the Purchasers acknowledges that (a) neither the Company nor any other Person acting on behalf of the Company makes any express or implied representation or warranty to the Purchasers and (b) neither the Company nor any other Person acting on behalf of the Company will have or be subject to any liability to the Purchasers or any of their Affiliates or their respective directors, officers or employees resulting from the distribution to any Purchaser, or any Purchaser’s use of, any information, documents, projections, forecasts or other material available or made available to the Purchasers or their respective Representatives.

Section 8.11    Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party or Parties, as the case may be; provided, however, that each of Parent or Merger Sub may assign its rights under this Agreement without such prior written consent to any of its Affiliates; provided, further, that any such assignment shall not relieve such Party of its obligations hereunder.

Section 8.12    Construction; Interpretation.

(a)
The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)	Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)	References to “$” mean U.S. dollars.

(d)	References herein to a specific Section, Subsection, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement.

(e)	Wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

(f)
References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder.

(g)	References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof.

(h)	The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

(i)
If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(j)
References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

(k)	The word “or” shall not be exclusive.

Section 8.13    Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which will be considered one and the same agreemen

Section 8.14    Transfer Taxes.  Parent shall pay all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees incurred by the Parties in connection with the transactions contemplated by this Agreement (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement.  Purchaser shall file all necessary documents (including all Tax Returns) with respect to all such amounts.

Section 8.15    No Third Party Beneficiaries.  Except as provided in Section 5.9 with respect to Covered Persons, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

Section 8.16    Severability; Enforcement.  Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ David J. Witzgall
	Name:	David J. Witzgall
	Title:	Senior Vice President & Chief Financial Officer

GAIC ALLOY, INC.

By:	/s/ David J. Witzgall
	Name:	David J. Witzgall
	Title:	Vice President & Treasurer

NATIONAL INTERSTATE CORPORATION

By:	/s/ Arthur J. Gonzales
	Name:	Arthur J. Gonzales
	Title:	Senior Vice President, General Counsel & Secertary

[Signature Page to Agreement and Plan of Merger]